

April 13, 2016

Via E-Mail
Eleazer Klein
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **Ambac Financial Group, Inc.**
> **PREC14A filed on April 8, 2016**
> **File No. 1-10777**

Dear Mr. Klein:

The Office of Mergers and Acquisitions has conducted a review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on April 8, 2016

General

1. Revise to clearly and fully describe the interests of Canyon and the other participants in this solicitation not shared by other Ambac stockholders generally. Your expanded disclosure should describe ownership interests in all of the Company's securities, as well as your status as a creditor of the Company. It should include relationships with or ownership interests in Ambac's affiliates. This list of potential interests in the solicitation is not intended to be exclusive and may include other aspects of your relationship with Ambac. This new disclosure should appear prominently at the forepart of the revised proxy statement.

2. See our comment above. Your expanded disclosure should describe the potential impact of a successful solicitation on the participants' interests in the Company. Even though you will not obtain majority control, you should address the influence Mr. Arnold might have in effecting changes that could benefit Canyon if he is elected to the Board.

3. See our last two comments above. Proxy materials filed by the Company yesterday note that it was approached by a broker "offering to sell Ambac a package of Ambac-Insured Residential Mortgage Securities matching Canyon's previously publicly disclosed CUSIP numbers and position sizes, at a 17% premium to market value." Your revised disclosure describing your interests in the solicitation should describe your ownership of these and any other types of financial instruments associated with Ambac, and should address whether you attempted to sell such securities to the Company at a premium.

Background to the Solicitation, page 5

4. Explain what you mean by "financial run-off experience" in the first paragraph of this section.

5. Expand the fourth paragraph in this section to describe the potential exchange transaction discussed with Ambac in July 2015. Explain your assertion that "Canyon believes this proposed transaction would have had a detrimental impact to stockholders and would have benefitted no one other than Ambac's management."

6. Where you describe your interests in this solicitation in response to our comments above, explain your holdings of "outstanding policy obligations and surplus notes in the Ambac Assurance Segregated Account." Your expanded disclosure should explain the nature of these financial instruments and holdings and how they could be impacted if you are successful in your solicitation.

7. Detail the issues discussed in your March 18, 2016 meetings with Ambac representatives, and summarize those discussions.

8. In the next paragraph, summarize the "major concerns, including those expressed by multiple employees (current and former) of Ambac" in your March 28, 2016 meetings with Company representatives.

9. Explain why you elected to drop the nominations of your two additional nominees to the Board and to retain only Mr. Arnold as a candidate for the Board of Directors. Why did the appointment of Messrs. Herzog and Haft cause you to nominate only one director candidate versus three, as you had originally contemplated?

Proposal 1: Election of Directors, page 7

   10. Given your criticisms of Mr. Tavakoli including your assertions about his lack of relevant qualifications and expertise to lead Ambac, explain why you aren't seeking to replace him on the Board in rounding out your slate with Company nominees.

Form of Proxy

   11. Consider revising the form of proxy to advise shareholders where they can find information about the Company nominees being used to round out your slate, and to state that there is no guarantee that Company nominees will agree to serve with Mr. Arnold if he is elected. Refer to "Regulation of Communications Among Shareholders," Exchange Act Release No. 31326 (October 16, 1992) for guidance on the format of the proxy card in short slate elections.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

   In responding to our comments, please provide a written statement from each participant acknowledging that:

   • it is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

                              Sincerely,

                              /s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions